Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Perfumania Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71376C100

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 71376C100	Page 1 of 7

1	Names of Reporting Persons Jacques Bogart SA
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 882,297
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 882,297
9	Aggregate Amount Beneficially Owned by Each Reporting Person 882,297
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.7%
12	Type of Reporting Person CO

Schedule 13G

CUSIP No. 71376C100	Page 2 of 7

1	Names of Reporting Persons S.B.N.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 882,297
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 882,297
9	Aggregate Amount Beneficially Owned by Each Reporting Person 882,297
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.7%
12	Type of Reporting Person PN

Schedule 13G

CUSIP No. 71376C100	Page 3 of 7

1	Names of Reporting Persons David Konckier
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 882,297
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 882,297
9	Aggregate Amount Beneficially Owned by Each Reporting Person 882,297
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.7%
12	Type of Reporting Person IN

Schedule 13G

CUSIP No. 71376C100	Page 4 of 7

ITEM 1.	(a)	Name of Issuer:

Perfumania Holdings, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

35 Sawgrass Drive Suite 2 Bellport NY 11713

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Jaques Bogart SA S.B.N. David Konckier

	(b)	Address of Principal Business Office:

The address for each of the Reporting Persons is 76/78 avenue des Champs-Elysées – 75008 Paris, France.

	(c)	Citizenship of each Reporting Person is:

Each of Jacques Bogart SA and S.B.N. is organized under the laws of France. David Konckier is a citizen of France.

	(d)	Title of Class of Securities:

Common stock, par value $0.01 per share (“Common Stock”)

	(e)	CUSIP Number:

71376C100

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The following sets forth, as of the date hereof, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the

Reporting Persons, as well as the number of shares of Common Stock as to which each

Schedule 13G

CUSIP No. 71376C100	Page 5 of 7

Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 15,493,763 shares of Common Stock outstanding as of June 16, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, 2017.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jaques Bogart SA	882,297	5.7%	0	882,297	0	882,297
S.B.N.	882,297	5.7%	0	882,297	0	882,297
David Konckier	882,297	5.7%	0	882,297	0	882,297

Jacques Bogart SA is the record holder of the shares of Common Stock reported herein. S.B.N. is the majority shareholder of Jacques Bogart S.A., and David Konckier is the sole manager of S.B.N. As such, each of Mr. Konckier and S.B.N. may be deemed to share beneficial ownership of the share of Common Stock held of record by Jacques Bogart SA

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Schedule 13G

CUSIP No. 71376C100	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 21, 2017

Jacques Bogart SA

By:	/s/ David Konckier
Name:	David Konckier
Title:	Chief Executive Officer

S.B.N.

By:	/s/ David Konckier
Name:	David Konckier
Title:	Manager (Gérant)

/s/ David Konckier
David Konckier

Schedule 13G

CUSIP No. 71376C100	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on February 14, 2013).